EXHIBIT No. 99.1

Financial Statements
With Report of Independent Registered Public Accounting Firm

Chemical Financial Corporation
Directors' Deferred Stock Plan

December 31, 2015

Report of Independent Registered Public Accounting Firm

Plan Administrator
Chemical Financial Corporation
Directors' Deferred Stock Plan

We have audited the accompanying statements of financial condition of the Chemical Financial Corporation Directors' Deferred Stock Plan as of December 31, 2015 and 2014 and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Plan's Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Chemical Financial Corporation Directors' Deferred Stock Plan as of December 31, 2015 and 2014 and the results of its operations and changes in its plan equity for each of the three years in the period ended December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

/s/ Andrews Hooper Pavlik PLC

Andrews Hooper Pavlik PLC
Saginaw, Michigan

February 26, 2016

Chemical Financial Corporation
Directors' Deferred Stock Plan

Statements of Financial Condition

	December 31,
	2015	2014
Assets
Cash	$46,900	$—
Common stock receivable of Chemical Financial Corporation, at fair value (80,246 shares at a cost of $2,024,580 at December 31, 2015 and 68,304 shares at a cost of $1,657,445 at December 31, 2014)	2,750,030	2,092,816
Total Assets	$2,796,930	$2,092,816
Plan Equity
Plan equity (13 participants at December 31, 2015 and 11 participants at December 31, 2014)	$2,796,930	$2,092,816

See accompanying notes.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Statements of Income and Changes in Plan Equity

	Years Ended December 31,
	2015	2014	2013
Additions:
Participant contributions	$420,050	$275,700	$271,100
Dividend equivalents	76,024	63,010	52,291
	496,074	338,710	323,391

Plan distributions	(106,700)	(157,156)	(66,282)

Net realized and unrealized appreciation (depreciation) in fair value of common stock receivable	314,740	(85,330)	460,672
Net increase	704,114	96,224	717,781
Plan equity at beginning of period	2,092,816	1,996,592	1,278,811
Plan equity at end of period	$2,796,930	$2,092,816	$1,996,592

See accompanying notes.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Notes to Financial Statements
Note 1 - Description of the Plan
The Chemical Financial Corporation Directors' Deferred Stock Plan (Plan) became effective on April 21, 2008. The Plan, which was approved by the shareholders of Chemical Financial Corporation (Corporation), is an unfunded supplemental nonqualified deferred compensation plan designed to provide benefits to each non-employee director (Director) of the Corporation and the Corporation's subsidiary bank, Chemical Bank. The Plan provides for a maximum of 400,000 shares of the Corporation's $1.00 par value common stock (Common Stock), subject to adjustments for certain changes in the capital structure of the Corporation as defined in the Plan (including stock dividends and stock splits), to be available under the Plan.
Under the Plan, Directors are required to defer fifty percent, or such greater percentage as determined by the board of directors of the Corporation, of their annual retainer in the form of investment in stock units representing Common Stock. The remaining part of the annual retainer may, at each Director's option, be deferred and invested in stock units representing Common Stock. In addition, all meeting and other director fees may, at each Director's option, be deferred and invested in stock units representing Common Stock. Directors opting to defer the remaining portion of their annual retainer and/or other fees earned as a Director must elect to do so at the beginning of each calendar year. The election is not revocable once the year of election begins and can only be revoked or modified for future years if done so before the start of any future calendar year.
The portion of the annual retainer deferred under the Plan is credited on the books of the Corporation to an account established for that Director and converted to a number of stock units equal to the cash amount of the deferred portion of the annual retainer divided by the fair market value of one share of Common Stock on the date the annual retainer is paid. Other fees deferred under the Plan are credited to that Director's account and converted to a number of stock units equal to the cash amount of the deferred portion of other fees earned divided by the fair market value of one share of Common Stock on the next date the Corporation pays its quarterly cash dividend. The Plan also provides for dividend equivalents to be credited to each Director's account on each date the Corporation pays its quarterly cash dividend. Dividend equivalents are calculated by multiplying the Corporation's dividend rate by the number of stock units credited in each Director's account as of the date the Corporation pays its quarterly cash dividend. The Plan also provides for an appropriate credit to each Director's account for stock dividends, stock splits or other distributions of Common Stock by the Corporation.
Directors are eligible for participation in the Plan on the first day of an individual's term as a Director. Elective deferrals must be made within the first 30 days of eligibility in order for an individual to participate in the first calendar year of eligibility. Otherwise, the deferral election will be effective at the beginning of the next calendar year. All annual retainer and director fees contributed to the Plan and dividend equivalents credited to each Director's account are vested immediately. Directors will cease to be eligible to participate in the Plan upon their termination of service on the board of directors of the Corporation. Upon termination of service, death, a change in control of the Corporation or termination of the Plan, a Director will receive a number of shares of Common Stock and cash in lieu of fractional shares equal to the number of stock units in their account. Distributions from the Plan will be made in the form of either a single lump-sum or in five annual installments.
The Plan had 303,081 shares and 318,495 shares as of December 31, 2015 and 2014, respectively, of Common Stock available for future issuance. A total of 3,472 shares and 5,579 shares of Common Stock were distributed from the Plan during 2015 and 2014, respectively. The Plan considers the common stock receivable at year-end to be issued.
The Corporation reserves the right to terminate or amend the Plan at any time, provided, however, that no termination or amendment shall affect or diminish any Director's right to the benefit of contributions made by him/her prior to the date of such amendment or termination.

Chemical Financial Corporation
Directors' Deferred Stock Plan

Notes to Financial Statements (continued)
Note 1 - Description of the Plan (continued)
The Plan is not qualified under Sections 401(a) or 501(a) of the Internal Revenue Code of 1986 (IRC), as amended. The Plan does not provide for income taxes because any income is taxable to the participants. Directors participating in the Plan must treat, as ordinary taxable income, the fair market value of shares of Common Stock received at the time of distribution from the Plan or upon failure of the Plan to meet the requirements of IRC Section 409A.
Note 2 - Summary of Accounting Policies
Cash
Amounts reported as cash represent fees deferred under the Plan that have been credited to a Director's account but have not been converted to stock units. These fees will be converted to stock units on the next date the Corporation pays its quarterly cash dividend.
The fair value of cash approximates its carrying value and is classified as Level 1 in accordance with the United States generally accepted accounting principles (GAAP) fair value measurement hierarchy.
Valuation of Common Stock Receivable
The Plan's common stock receivable is recorded at the fair value per share of Common Stock multiplied by the number of shares receivable at the valuation date. Fair value is based on the closing price of Common Stock at year end ($34.27 per share at December 31, 2015 and $30.64 per share at December 31, 2014).
In accordance with GAAP, the valuation of common stock receivable is measured at fair value on a recurring basis using Level 1 inputs based on quoted prices from The NASDAQ Stock Market®.
Contributions
Participant contributions represent annual retainer and/or fees earned and deferred by Directors during the year and are accounted for on the accrual basis.
Income
Dividend equivalents are accrued on the date the Corporation pays its quarterly cash dividend.
Operating Expenses
All expenses of the Plan and its administration are paid by the Corporation.
Related Party Transactions
Substantially all transactions and balances of the Plan are considered related party transactions.